March 9, 2010

Via EDGAR Submission and Same-Day Hand Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Russell Mancuso
Gabriel Eckstein Lynn Dicker
Kevin Vaughn

	Re:	Sensata Technologies Holding N.V. Amendment No. 6 to Registration Statement on Form S-1 (SEC File No. 333-163335), originally filed November 25, 2009

Ladies and Gentlemen:

Sensata Technologies Holding N.V., a Dutch public limited liability company (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 6 to its Registration Statement on Form S-1 (the “Amendment”).

The form of prospectus included in the Amendment (the “Prospectus”) is identical to the form of the prospectus included in Amendment No. 5 to the Registration Statement on S-1, as filed with the SEC on March 8, 2010, except with respect to the following:

(i) pages 6, 32 and 134 of the Prospectus have been revised to reflect the $5.0 million financing fee payable to our Sponsors under the Advisory Agreement, which previously was disclosed on page 183 of the Prospectus and included as a separate line item in the table included in Item 13 of Part II of the Registration Statement (page II-1); and

(ii) pages 31 and 35 of the Prospectus have been revised to reflect that the tender offer relating to the repurchase of the notes was commenced on February 26, 2010.

For your convenience, paper copies of the Amendment will be delivered along with this letter to each member of the staff referenced above, and those copies will be marked to

Securities and Exchange Commission

March 9, 2010

show changes from Amendment No. 5. In addition, paper copies of only those pages that have been changed from Amendment No. 5 will be delivered along with this letter to each member of the staff referenced above. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Should you have any questions relating to any of the changes reflected in the Amendment, please feel free to contact the undersigned on my office number ((312) 862-2232) or on my cell phone ((312) 804-2846), or in my absence, Bradley Reed on his office number ((312) 862-7351).

Sincerely,

/s/ Dennis M. Myers, P.C.
Dennis M. Myers, P.C.

cc:	Steven P. Reynolds

Mark G. Borden

Peter N. Handrino